# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MasTec, Inc., CIK 0000015615
CUSIP: 576323109
Title of class of securities: Common Stock, Par Value $.10 Per Share
Address of issuer's principal executive offices: 800 S. Douglas Road, 12th Floor, Coral Gables, Florida (FL), 33134
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0000920559
Persons authorized to receive notices and communications: Paul DiMarco, 800 S. Douglas Road, 12th Floor, Coral Gables, Florida (FL), 33134, 305-599-1800

## Reporting persons
- Jorge Mas (CIK 0000920559): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,222,170; shared voting power 1,649,941; sole dispositive power 10,222,170; shared dispositive power 1,649,941; aggregate amount beneficially owned 11,872,111 (14.8% of the class)
  Comment: This Amendment No. 10 to Schedule 13D is filed jointly on behalf of Jorge Mas, Jorge Mas Holdings I, LLC ("JM Holdings I"), Jorge Mas Holdings, LLC ("JM Holdings"), Jorge Mas Irrevocable Family Trust ("JM Trust"), Jose Ramon Mas Irrevocable Family Trust ("JR Trust"), Mas Equity Partners III, LLC ("Mas Partners III"), Mas Equity Partners, LLC ("Mas Partners"), and Mas Family Foundation Inc. ("Family Foundation") (collectively, the "Reporting Person"). This Amendment No. 10 to Schedule 13D amends and updates the statements on Schedule 13D previously filed on November 14, 2004, as amended by nine amendments thereto, the last of which was filed on August 21, 2025, with respect to the Common Stock, $.10 par value (the "Shares" or "Common Stock") of MasTec, Inc., a Florida corporation (the "Issuer").
  
  Explanatory Note
  
  This Amendment No. 10 to Schedule 13D filed under Section 13(d) of the Act reflects ownership of Shares by Jorge Mas that is different from such ownership as reported in Jorge Mas's Forms 4 filed under Section 16 of the Act due to the difference in how ownership of securities is reported for purposes of Section 13(d) of the Act (beneficial ownership) as compared to Section 16 of the Act (pecuniary interest), particularly for shares held indirectly through trusts or other entities.
- Jorge Mas Holdings I, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 5,665,484; shared voting power 0; sole dispositive power 5,665,484; shared dispositive power 0; aggregate amount beneficially owned 5,665,484 (7.1% of the class)
  Comment: See comments above.
- Jorge Mas Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 5,665,484; shared voting power 0; sole dispositive power 5,665,484; shared dispositive power 0; aggregate amount beneficially owned 5,665,484 (7.1% of the class)
  Comment: See comments above.
- Jorge Mas Irrevocable Family Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 848,941; sole dispositive power 0; shared dispositive power 848,941; aggregate amount beneficially owned 848,941 (1.1% of the class)
  Comment: See comments above.
- Jose Ramon Mas Irrevocable Family Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 425,000; sole dispositive power 0; shared dispositive power 425,000; aggregate amount beneficially owned 425,000 (0.5% of the class)
  Comment: See comments above.
- Mas Equity Partners III, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 276,000; sole dispositive power 0; shared dispositive power 276,000; aggregate amount beneficially owned 276,000 (0.3% of the class)
  Comment: See comments above.
- Mas Equity Partners, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 276,000; sole dispositive power 0; shared dispositive power 276,000; aggregate amount beneficially owned 276,000 (0.3% of the class)
  Comment: See comments above.
- Mas Family Foundation Inc.: type of reporting person: corporation (CO); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
  Comment: See comments above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $.10 Per Share
Name of issuer: MasTec, Inc.
Address of issuer's principal executive offices: 800 S. Douglas Road, 12th Floor, Coral Gables, Florida (FL), 33134

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Share ownership by each of the persons reporting on this Schedule 13D reflect transfers among certain of the reporting persons as well as grants of equity compensation to Mr. Mas since January 13, 2023, all as previously reported on Forms 4 filed by Mr. Mas.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this filing to is report the entry by JM Holdings I on August 10, 2026 into an amendment (the "Fourth Amendment") to the previously reported prepaid variable forward sale contract entered into by JM Holdings I with an unaffiliated party (the "2019 Prepaid Forward Contract," and, as amended to date, the "Prepaid Forward Contract"). The Fourth Amendment amends the Floor Price (as defined below) and Cap Price (as defined below) for each Tranche 1 Component (as defined below), which were determined based on the volume weighted average price (the "VWAP") of MasTec, Inc.'s common stock for a specified period ended on August 11, 2026.

The Prepaid Forward Contract provides for the settlement of the transaction, at the option of JM Holdings I, in cash or in Shares. At settlement JM Holdings I will be obligated to deliver to the buyer, on the applicable date in August or September 2027 or 2028 for the applicable component (each, a "Valuation Date") in the first ("Tranche 1") or second ("Tranche 2") tranche, as applicable, of 15 components each ("Tranche 1 Components" or "Tranche 2 Components"), at JM Holdings I's option, up to 100% of the number of Shares pledged for such component or an equivalent amount of cash. JM Holdings I entered into the 2019 Prepaid Forward Contract to provide funds for investment in the Miami Major League Soccer franchise. For more information on the terms of the Prepaid Forward Contract, please see Item 6 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
By Jorge Mas: 11,872,111, 14.8%. The Shares beneficially owned by Jorge Mas include: 5,665,484 Shares owned by JM Holdings I, which is controlled by JM Holdings, of which Jorge Mas is the sole member; 848,941 Shares owned by the JM Trust, one of the trustees of which is Jorge Mas's spouse; 425,000 Shares owned by the JR Trust of which Jorge Mas is a trustee; 276,000 Shares owned by Mas Partners III, in which Mas Partners is a member and of which Jorge Mas is the sole member; 100,000 Shares owned by the Family Foundation, a Florida not-for-profit corporation, of which Jorge Mas is the president and a member of the Board of Directors; and 4,556,686 Shares owned individually by Jorge Mas. Jorge Mas disclaims beneficial ownership of all Shares held by the JR Trust, the JM Trust, Mas Partners III and the Family Foundation, except, in each case, to the extent of his pecuniary interest therein, if any. 1,099,335 Shares of Common Stock owned by JM Holdings I are subject to the Prepaid Forward Contract and are pledged as collateral to secure JM Holdings I's obligations under such Prepaid Forward Contract.

By JM Holdings I: 5,665,484, 7.1%

By JM Holdings: 5,665,484, 7.1%

By JM Trust: 848,941, 1.1%

By JR Trust: 425,000, 0.5%

By Mas Partners III: 276,000, 0.3%

By Mas Partners: 276,000, 0.3%

By Family Foundation: 100,000, 0.1%

The percentage of beneficial ownership is based upon 80,304,948 Shares of Common Stock outstanding as of July 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person's responses to cover page Items 7 through 10 of this 13D/A are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Person's responses to Items 4(a) and 6(a) of this 13D/A are hereby incorporated by reference in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: 1,099,335 Shares owned by JM Holdings I are covered by the Prepaid Forward Contract. The Prepaid Forward Contract obligates JM Holdings I to deliver to the buyer under the Prepaid Forward Contract, on each Valuation Date, at JM Holdings I's option, up to 100% of the number of Shares pledged for the applicable component or an equivalent amount of cash. JM Holdings I pledged an aggregate of 1,099,335 Shares the ("Pledged Shares") to secure its obligations under the Prepaid Forward Contract, and currently retains ownership and voting rights in the Pledged Shares during the term of the pledge. The number of Shares to be potentially delivered to the buyer on each Valuation Date (or on which to base the amount of cash to be delivered to the buyer on such Valuation Date) is to be determined as follows: (a) if the VWAP of Shares on the Valuation Date for the applicable Tranche 1 Component or Tranche 2 Component (each, a "Valuation Price") is less than or equal to $246.5096 (the "Tranche 1 Floor Price") or $157.3441 (the "Tranche 2 Floor Price," and each of the Tranche 1 Floor Price and Tranche 2 Floor Price, a "Floor Price"), respectively, then JM Holdings I will deliver to the buyer all of the Pledged Shares for the applicable component; (b) if such Valuation Price for the Tranche 1 Component or Tranche 2 Component is greater than the Tranche 1 Floor Price or Tranche 2 Floor Price, respectively, but less than or equal to $350.5914 (the "Tranche 1 Cap Price") or $243.0093 (the "Tranche 2 Cap Price," and each of the Tranche 1 Cap Price and Tranche 2 Cap Price, a "Cap Price"), respectively, then JM Holdings I will deliver to the buyer the number of Shares equal to 100% of the Pledged Shares for the applicable component multiplied by the quotient of the applicable Floor Price divided by such Valuation Price and (c) if such Valuation Price for the Tranche 1 Component or Tranche 2 Component exceeds the Tranche 1 Cap or Tranche 2 Cap Price, respectively, then JM Holdings I will deliver to the buyer the number of Shares equal to 100% of Pledged Shares for the applicable component multiplied by the quotient of (x) the applicable Floor Price plus such excess divided by (y) such Valuation Price. Except as set forth above, JM Holdings I retains beneficial ownership of the Pledged Shares and rights related thereto, including voting power with respect thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Variable Share Forward Transaction Amendment No. 4 Agreement dated August 10, 2026 by and between Jorge Mas Holdings I, LLC and Bank of America, N.A.

## Signatures
- Jorge Mas: /s/ Jorge Mas, Jorge Mas (08/13/2026)
- Jorge Mas Holdings I, LLC: /s/ Jorge Mas, Jorge Mas, Manager of Jorge Mas Holdings, LLC, Manager of Jorge Mas Holdings I, LLC (08/13/2026)
- Jorge Mas Holdings, LLC: /s/ Jorge Mas, Jorge Mas, Manager (08/13/2026)
- Jorge Mas Irrevocable Family Trust: /s/ Jose Mas, Jose Mas, Trustee (08/13/2026)
- Jose Ramon Mas Irrevocable Family Trust: /s/ Jorge Mas, Jorge Mas, Trustee (08/13/2026)
- Mas Equity Partners III, LLC: /s/ Jose Mas, Jose Mas, Member (08/13/2026)
- Mas Equity Partners, LLC: /s/ Jorge Mas, Jorge Mas, Member (08/13/2026)
- Mas Family Foundation Inc.: /s/ Jorge Mas, Jorge Mas, President (08/13/2026)